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                                [EXHIBIT (a)(4)]

  FORM OF CONFIRMATION OF CANCELLATION TO EMPLOYEES ELECTING TO PARTICIPATE IN
                              THE OFFER TO EXCHANGE

[To be sent to all participants by Tekelec Stock Administration via email on or shortly following AUGUST 29, 2003, unless the offer is extended]

This message confirms that on August 29, 2003, Tekelec cancelled options to purchase the number of shares that you submitted for exchange under your Election to Participate and all options granted to you since February 1, 2003. Tekelec will grant you a new option to purchase shares for each cancelled option, with the terms and conditions described in the Offer to Exchange, on or after March 1, 2004, subject to your continued employment with Tekelec or one of its subsidiaries and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact Karolyn Flesher, Tekelec Stock Plan Administrator, by telephone at (818) 880-7820.